UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1—7221

Motorola, Inc.

(Exact name of registrant as specified in its charter)

1303 East Algonquin Road, Schaumburg, Illinois 60196, (847) 576-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Liquid Yield Option Notes due 2009

Liquid Yield Option Notes due 2013

6.68% Trust Originated Preferred Securities (issued by

Motorola Capital Trust I and guaranteed by Motorola, Inc.)

(Title of each class of securities covered by this Form)

Common Stock, $3 par value per share

Rights to Purchase Junior Participating Preferred Stock, Series B

7.00% Equity Security Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Zero*

* On March 26, 2004, Motorola, Inc. redeemed the Liquid Yield Option Notes due 2009, Liquid Yield Option Notes due 2013 and 6.68% Trust Originated Preferred Securities (issued by Motorola Capital Trust I and guaranteed by Motorola, Inc.).

Pursuant to the requirements of the Securities Exchange Act of 1934, Motorola, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 17, 2004	By:	/s/ Garth L. Milne
Name: Garth L. Milne Title: Senior Vice President & Treasurer